Christian O. Nagler To Call Writer Directly: (212) 446-4660 cnagler@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

July 16, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Travelport Worldwide Limited Registration
Statement on Form S-1 Filed June 4, 2014
File No. 333-196506

Dear Ms. Nguyen:

On behalf of our client Travelport Worldwide Limited, a company organized and existing under the laws of Bermuda (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on June 4, 2014 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Gordon A. Wilson, the President and Chief Executive Officer of the Company, dated July 1, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Registration Statement on Form S-1

General

1.	Staff’s comment: The financial statements should be updated, as necessary, to comply with Rule 3 12 of Regulation S-X at the effective date of the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and will comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

2.	Staff’s comment: Provide a currently dated consent from the independent public accountant in the amendment.

Response: The Company respectfully acknowledges the Staff’s comment and has provided a currently dated consent from the independent public accountant as an exhibit to Amendment No. 1.

3.	Staff’s comment: If the preliminary prospectus will include additional pictures or graphics, please provide us with mock-ups of the affected pages, as well as any captions you plan to use, prior to printing. We may have comments after reviewing the materials.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will provide the Staff with copies of any artwork, including pictures or graphics, prior to printing the preliminary prospectus so that the Staff will have an adequate opportunity to review such materials.

4.	Staff’s comment: The graphics in the currently filed version of your prospectus may be difficult for investors to read. Please revise. Where appropriate, include footnotes indicating the source of the information in your charts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphics in the Registration Statement to be more easy to read. The Company advises the Staff that no additional footnotes are necessary as the graphics are derived from various internal Company sources.

5.	Staff’s comment: We note that you have relied on reports and publications from third-party sources, including Airbus, Boeing, WTTC and Euromonitor International, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of these third parties with your next amendment or tell us why you believe you are not required to do so. See Rule 436(a) of Regulation C.

Response: The Company respectfully acknowledges the Staff’s comment and is providing on a separate supplemental basis, copies of the third-party reports and publications cited in the Registration Statement.

6.	Staff’s comment: We note your reference to various awards you have received, including the Gold Stevie Award for technology innovation, and the Globe Travel Award for the Best Technology Provider presented by Information Week. If these awards are generally known or industry-wide, please briefly describe the criteria for each award. Alternatively, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context, or remove references to nominal and honorary awards

Response: The Company respectfully acknowledges the Staff’s comment and has removed the references to the Gold Stevie Award and the Globe Travel Award from the Registration Statement.

7.	Staff’s comment: Revise your document to avoid using industry jargon, which makes the text less accessible to investors who do not participate in your industry. For example, explain what the terms “meta-search,” “API,” and “NDC” mean at the initial instances used. Also consider whether acronyms can be replaced with short descriptive phrases.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the Registration Statement to remove or better explain the above-mentioned industry jargon and acronyms.

8.	Staff’s comment: Please revise to eliminate marketing language throughout your prospectus. We believe that this language is inappropriate because it neither provides nor enhances relevant and meaningful disclosure that investors can use to make an informed investment decision. Here are some examples of what we mean:

•	You offer a range of “sophisticated” travel sales and marketing capabilities in collaboration with airlines. (pages 8 and 105);

•	“Our Travel Commerce Platform provides sophisticated and comprehensive real-time search, pricing, booking, change, payment and integrated itinerary creation for travelers who use the services of online and off line travel agencies for both leisure and business travel.” (emphasis added) (pages 3 and 102);

•	You are in a “highly attractive, fast growing” 13213 travel payments solutions industry (page 7);

•	“Our scale and global reach creates a virtuous cycle that is difficult to replicate.” (pages 8 and 105);

•	“Through our industry-leading technology platform, we have been able to maintain our position at the forefront of innovation by meeting the global demands of customers for speed, flexibility and convergence.” (pages 9 and 106); and

•	“We deliver our content and functionality through state-of-the-art point of sale tools or via our own uAPI, which enables the flexibility for travel agencies and intermediaries to design customized user interfaces” (pages 9 and 106).

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the Registration Statement to remove such marketing language.

9.	Staff’s comment: Please revise your disclosure or provide us with the basis for the following assertions and beliefs. Where appropriate, revise to indicate that these are your beliefs, or revise to remove the relevant statements:

•	Each reference throughout the prospectus to your technology platform or products as “industry –leading,” “cutting edge technology,” “state of the art,” and similar statements;

•	“We are an early adopter in automated B2B payments, and are redefining payments from travel agencies to travel providers. We have pioneered a new class of payments for the unmet needs of the travel industry that is focused on replacing cash and other payment methods with secure virtual prepayment cards.” (pages 9 and 106);

•	“In the hospitality industry, we were the first GDS to offer a one-stop portal for hotel content distribution powered by “meta-search” technology.” (page 10);

•	“We offer the largest inventory of hotel properties on any travel platform in the world.” (pages 3, 8, 11, 50, 102, 105, 108 and 110);

•	“LCCs desire to sell their products, including ancillaries, through the indirect channel in the same manner as they sell through the direct channel.” (page 50); and

•	“We believe we are the most geographically balanced participant in the travel distribution industry.” (page 51).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide a basis for the assertions and beliefs for such statements, as applicable.

Prospectus Summary, page 1

10.	Staff’s comment: Please delete the statement that the Summary is “not complete,” since it should be a complete summary of the aspects of your transaction that are material to investors.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the referenced language from the Registration Statement on page 1.

11.	Staff’s comment: Your summary emphasizes the strengths and growth potential of the company. Please balance your disclosure by including an equally prominent overview of the risks and challenges attendant to the business, including ongoing changes in the distribution models used by travel providers, the presence of established competitors for market share, and the significant impact that political and economic disruption can have on your industry. In your revised disclosure, please also disclose your substantial indebtedness and the associated risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Summary to better balance the disclosure including with an overview of risks and challenges attendant to the Company’s business.

12.	Staff’s comment: Provide a clearer explanation of the company’s relationship with InterGlobe, beyond the 51% ownership you have in that company. Explain how the company’s operations are related to those of InterGlobe.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Registration Statement to include additional explanation on its relationship with InterGlobe.

13.	Staff’s comment: Please refrain from using terms such as “profitability” to describe your business operations such as on page 5 and throughout as we do not believe it is appropriate as you have recorded net losses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to better reflect the fact that it has recorded net losses.

Our Industry, page 5

14.	Staff’s comment: We note that this section is limited to the positive fundamentals in the industry. Please balance your industry discussion by identifying the risks associated with economic uncertainty and the changing distribution models used by travel providers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Registration Statement to include disclosure on risks associated with economic uncertainty and the changing distribution models used by travel providers.

Company History and Information, page 13

15.	Staff’s comment: Please revise the second paragraph to disclose the percentage of stock that your principal shareholders and affiliates will have following the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Registration Statement to disclose the percentage of common shares that its principal shareholders and affiliates will hold following the offering. The final details will be completed in a subsequent amendment to the Registration Statement.

Risk Factors, page 22

We are subject to a certain degree of revenue concentration, page 26

16.	Staff’s comment: We note the disclosure in the last sentence of the second paragraph that you expect growth in other areas of your business to largely mitigate the negative impact of larger payments to Orbitz Worldwide. Please either substantiate the statement or remove the disclosure as it tends to mitigate the risks disclosed.

Response: The Company respectfully acknowledges the Staff’s comment and has removed from the risk factor on page 27 the disclosure that could tend to mitigate the risks disclosed therein.

Financial and Taxation Risks, page 32

17.	Staff’s comment: It is not clear what you mean by the disclosure that “…we may incur obligations that do not constitute indebtedness. If we were to incur such additional indebtedness, the risks associated with our substantial level of indebtedness would increase, which could further limit our financial and operational flexibility.” Explain the obligations that you are referring to, how they relate to the company’s debt, and why you believe they present a risk to investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 32 of the Registration Statement to clarify the references to its obligations disclosed therein.

Use of Proceeds, page 43

18.	Staff’s comment: We note that you expect to use the proceeds of the offering to reduce outstanding indebtedness. When you have finalized the indebtedness that you intend to repay, please revise the disclosure to include all of the information required by Instruction 4 to Item 504 of Regulation S-K. If any of the proceeds will be applied to other purposes, please expand your disclosure to explain such applications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide all the information required by Instruction 4 to Item 504 of Regulation S-K as soon as practicable.

19.	Staff’s comment: We note your discussion of plans to grow your business in Management’s Discussion and Analysis beginning on page 50 and in “Our Growth Strategies” in the Business section on page 108. When you have finalized the debt repayment amounts, revise this section or MD&A, as applicable, to explain how you will finance the planned expansion.

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges that it will provide disclosure explaining how it will finance its planned expansion as soon as practicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Technology Services, page 51

20.	Staff’s comment: We note from your disclosure that you own 51% of InterGlobe. Please revise the footnotes to your financial statements to disclose how you account for your interest in InterGlobe.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-26 of the Registration Statement to disclose additional detail on its interest in InterGlobe.

Revenue Model, page 55

21.	Staff’s comment: Please revise here and on page F-27, as applicable, to disclose when subscription fee revenue and technology services revenue is earned, similar to the disclosure provided on page 85.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56, 87 and F-27 of the Registration Statement to provide additional details on when subscription fee revenue and technology services revenue is earned.

Other Financial Data, page 83

22.	Staff’s comment: Please revise to provide a reconciliation of Unlevered Adjusted Free Cash Flow (a Non¬GAAP measure) to the most comparable GAAP measure.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 84 of the Registration Statement to provide the requested reconciliation.

Travel Providers, page 110

23.	Staff’s comment: We note your disclosure that you have entered into full content agreements with “increasing number of airlines over recent years,” which accounted for 74% of your revenue for the 2013 fiscal year. We further note that you have secured full-content or distribution parity agreements with approximately 110 airlines, including LCCs. Please expand the disclosure to disclose the amount of full-content or distribution parity agreements that you have with such airlines, and tell us whether these agreements are material to you and why you are not required to file these agreements as material contracts.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that each content agreement is entered into by the Company in the ordinary course of its business. These agreements are market based agreements and the Company is not substantially dependent on any one of these agreements. As such, the Company does not believe that any further disclosure is required or beneficial for investors nor does the Company believe that these agreements are material and required to be filed as exhibits.

Choice of Forum, page 153

24.	Staff’s comment: We note the disclosure that your “bye-laws” will require that derivative actions brought against the company, your officers and directors, and employees may only be brought in Bermuda. Please revise to include in a separate risk factor the risks attendant to the exclusive forum provision.

Response: The Company respectfully acknowledges the Staff’s comment and has added an additional risk factor on page 41 setting forth separate risks attendant to the exclusive forum provision in the Company’s bye-laws.

Index to Financial Statements

Travel Commerce Platform revenue, page F-27

25.	Staff’s comment: We note your statement that the timing of the recognition of hotel, car and cruise reservation revenue reflects the difference in the contractual rights related to such services compared to the airline reservation services. Please revise to disclose the differences in the contractual rights that justify the difference in the timing of revenue recognition.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page F-27 to provide additional clarity on the difference in the timing of revenue recognition.

Equity-Based Compensation, page F-63

26.	Staff’s comment: We note that 25.2 million restricted stock units authorized to be granted to certain key employees and 2 million options authorized to be granted to the non-executive chairman were considered not granted as the performance conditions had not been communicated to the respective recipients. Please tell us if the performance conditions have been subsequently disclosed to the recipients and if so when the performance conditions were disclosed. If the performance conditions still have not been disclosed to the recipients, please tell us when you expect to disclose the performance conditions to the recipients.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the performance conditions for the restricted stock units (“RSUs”) and stock options were disclosed and communicated to the recipients as of May 2014, and the stock compensation charge will be recognized beginning in the second quarter of 2014. The subsequent amendment to the Registration Statement will include the consolidated condensed financial statements of the Company for the three months and six months period ended June 30, 2014 in which the stock compensation charge will be presented.

Exhibit Index

27.	Staff’s comment: We note that you have incorporated by reference to certain material agreements, filed by Travelport Limited, where portions have been omitted pursuant to confidential treatment requests. It also appears that the company was not a party to these confidential treatment requests. As such, please file these agreements as exhibits to the registration statement and, as appropriate, submit an application for confidential treatment.

Response: The Company respectfully acknowledges the Staff’s comment and in a subsequent amendment to the Registration Statement will re-file the agreements for which confidential treatment has previously been requested. The Company will submit an application for confidential treatment of these exhibits.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler, Esq.

cc:	Eric J. Bock, Esq.
Travelport Worldwide Limited

Joshua N. Korff, Esq.
Kirkland & Ellis LLP

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP